UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

On August 23, 2023, Jin Medical International Ltd. (the “Company”) reported its financial results for the six months ended March 31, 2023. The Company hereby furnishes the following documents as exhibits to this report: “Unaudited Financial Results and Statements of Jin Medical International Ltd. for the Six (6) Months Ended March 31, 2023”; and “Operating and Financial Review and Prospects”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Financial Results and Statements of Jin Medical International Ltd. for the Six (6) Months Ended March 31, 2023
99.2	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: August 23, 2023	By:	/s/ Erqi Wang
	Name:	Erqi Wang
	Title:	Chief Executive Officer

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